

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2017

Mr. Jeff Uttz
Chief Financial Officer
Shake Shack Inc.
24 Union Square East, 5th Floor
New York, NY 10003

      Re: Shake Shack Inc.
              Form 10-K for the Fiscal Year Ended December 30, 2015
              Filed March 30, 2016
              File No. 001-36823

Dear Mr. Uttz:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Melissa Raminpour

                            Melissa Raminpour
                            Branch Chief
                            Office of Transportation and Leisure